

June 26, 2013

<u>Via E-mail</u>
Heath B. Clarke
Chairman and Chief Executive Officer
Local Corporation
7555 Irvine Center Drive
Irvine, CA 92618

> **Re: Local Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Revised June 18, 2013**
> **File No. 001-34197**

Dear Mr. Clarke:

We have reviewed your revised filing and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated June 14, 2013.

<u>Questions and Answers About the 2013 Annual Meeting and Voting</u>

<u>Why are we seeking stockholder approval for Proposal No. 4?, page 5</u>

1.   In the carryover sentence at the bottom of page 5, you refer to "certain" anti-dilution features in the Notes and Warrants. Consistent with prior comment 5, please describe concisely, in specific and understandable terms, the adjustment provisions that will potentially be impacted by future fluctuations in market price. Also revise similar language on page 48.

<u>Proposal 4 — Approval of the Issuance of Shares of Common Stock of the Company Upon the Full Exercise of Convertible Notes and Warrants by Investors Who Took Place in an Offering of Convertible Notes and Warrants in April 2013</u>

<u>Provisions Requiring Stockholder Approval, page 47</u>

2.   In the first paragraph, please describe the provision of the note that allows you to pay note obligations in common stock at 93% of the market price of your common stock.

3.   Refer to the first sentence of the second paragraph. Regarding the volume weighted price-adjustment provisions of the warrants, please expand your disclosure to describe the types of events that will trigger a reduction in the exercise price and concisely explain how the exercise price is adjusted and the intended economic impact of the market-price

dependent adjustments. Consider adding a readily understandable, concrete example showing how the exercise price potentially decreases and the number of offered shares correspondingly increases through the operation of this provision.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal